DUANE MORRIS LLP

June 29, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Frank Wyman, Division of Corporation Finance

Re:	Donegal Group Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2004 File No. 0-15341 SEC Comment Letter Dated June 24, 2005

Dear Mr. Wyman:

     This letter confirms our telephone conversation in which you acknowledged the request of the Company to extend the time period for the Company to respond to the staff’s June 24, 2005 comment letter to July 29, 2005. If you have any questions, please contact me at (215) 979-1210.

Sincerely, Kathleen M. Shay for Duane Morris LLP